

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 5, 2007

By US Mail and Facsimile

Mr. James L. Tyler
Principal Financial Officer
The Reserve Petroleum Company
6801 N. Broadway, Suite 300
Oklahoma City, OK 73116

> **Re:** **The Reserve Petroleum Company**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
>
> **File No. 0-8157**

Dear Mr. Tyler:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief